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Joseph A. Hall
Davis Polk & Wardwell LLP 450 Lexington Avenue New York, NY 10017	212 450 4565 tel 212 701 5565 fax joseph.hall@davispolk.com

VIA EDGAR

November 4, 2011

Re:	EPAM Systems, Inc. Amendment No. 3 to Registration Statement on Form S-1 Filed September 26, 2011 File No. 333-174827

Barbara C. Jacobs

Assistant Director

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549-3628

Dear Ms. Jacobs:

On behalf of EPAM Systems, Inc., a Delaware corporation (the “Company”), this letter sets forth the Company’s responses to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) set forth in your letter dated September 20, 2011 (the “Comment Letter”), regarding the above-referenced Amendment No. 3 to the Registration Statement on Form S-1 (the “Registration Statement”). The Company has also revised the Registration Statement in response to the Staff’s comments and is filing concurrently with this letter Amendment No. 4 to the Registration Statement (“Amendment No. 4”), which reflects these revisions and updates certain other information.

In addition, in connection with the initial comment letter dated July 7, 2011 (the “Initial Comment Letter”) received by the Company, the Company undertook to respond to comment 14 prior to commencing marketing efforts. For the convenience of the Staff, each comment from the Comment Letter and the Initial Comment Letter corresponds to the numbered paragraph in the Comment Letter and the Initial Comment Letter, respectively, and is restated in italics prior to the response to such comment. Capitalized terms used and not defined have the meanings given in Amendment No. 4. Page references in the text of this letter correspond to pages and captions in Amendment No. 4. We are also sending, under separate cover, a marked copy of the Registration Statement showing the changes to the Registration Statement filed on September 26, 2011.

Barbara C. Jacobs Assistant Director Division of Corporation Finance U.S. Securities and Exchange Commission	2	November 4, 2011

14. Earnings Per Share

1.

Revise to clearly explain why you are presenting pro forma EPS on your income statement. Further, you should include a table that shows the computation of pro forma EPS. In addition, tell us what consideration you gave to presenting net income available to common stockholders on the face of the income statement. See SAB Topic 6B.

Response:

The Company has revised the disclosure in the Registration Statement to respond to the Staff’s comments. Please see pages F-4, F-30, F-31, F-34, F-38 and F-39.

Barbara C. Jacobs Assistant Director Division of Corporation Finance U.S. Securities and Exchange Commission	3	November 4, 2011

To the extent that you have any questions regarding the response contained in this letter, please do not hesitate to contact me at (212) 450-4565.

Sincerely,

/s/ Joseph A. Hall

Joseph A. Hall

cc:	Via E-mail
Arkadiy Dobkin, Chief Executive Officer, EPAM Systems, Inc.
Ilya Cantor, Chief Financial Officer, EPAM Systems, Inc.